October 29, 2010

Karl Hiller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

America West Resources, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No. 000-19620

Dear Mr. Hiller:

Please find below the Company’s response to your comment letter dated September 28, 2010.  In addition, please find attached the proposed amended sections of Form 10-K for the fiscal year ended December 31, 2009.  The paragraphs containing these revisions have also been marked with the standard  and  tags.  If possible, the Company would request to obtain your feedback prior to the Company filing this amended Form.

Description of Business, page 4

1.   SEC comment:  We note your option to purchase the Como property. Please expand your formatting disclosure to include the following information for this and each of your other material properties:

• The nature your ownership or interest in the property.

• A description of all interests in your properties, including the terms of all underlying agreements and royalties.

• An explanation of the process by which mineral rights are acquired at this location and specific information about your property interests such as the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

• An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

• Identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that enable the claims to be distinguished from other claims that may exist in the area.

• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and the person who is responsible for paying these fees.

• The area of your claims, either in hectares or in acres.

In the event these properties are not material include a statement to that effect. In addition, please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company response:   On September 30, 2010, the Company forfeited the rights to the Como gold claims due to non-payment of fees due to the Bureau of Land Management, the federal agency that regulates such gold claims.   This loss of asset will be disclosed in our Form 10-Q for the quarter ended September 30, 2010.   In order to avoid confusion to investors, we request that we refrain from providing additional data on this asset which is no longer held by the Company.

Competition, page 6

2. SEC Comment:   Please update your disclosure to coincide with your 2008 production estimate for the Horizon mine as stated on page 28.

Company Response:   This was a typing error on page 6, as it should read  “During 2008, Hidden Splendor’s operations at the Horizon Mine yielded approximately 228,759 tons of coal, which is less than one percent of the total tons mined in Utah during that year.”   This has been corrected (please see attached corrected section).

3. SEC Comment:  Please add your weighted average coal price received to your production table and include your third party coal purchases.

Company Response:   We have updated the production table on page 28 to include 1) coal tons purchased from third parties in 2009 (the only year we purchased coal from third parties), and 2) the average sales price per ton for 2006, 2007, 2008, and 2009. We have excluded periods prior to 2006, and footnoted those periods to state that revenues prior to 2006 have not been audited.   Please see attached corrected section.

The Current State of Development of the Property. Page 20

4. SEC Comment:  We note your reference to a third party reserve report of recoverable coal that was prepared for your company. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of your filing, that report and any additional information necessary to establish the legal, technical and economic feasibility of the estimates you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7.

This information should include:

• Acreage breakdown by owned, leased, or other.

• Maps showing property, mine permit and reserve boundaries and geology, recent and historic production areas, seams mined and any cultural restrictions to mining.

• Drill-hole maps showing drill intercepts.

• Justification for the drill hole spacing used at various classification levels.

• General cross-sections that indicate the relationship between coal seams, geology, and topography.

• A detailed description of your procedures for estimating "reserves."

• The specific criteria used to estimate reserves.

• An indication of how many years are left in your longest-term mining plan for each reserve block.

• Site specific economic justification for the criteria used to estimate reserves.

• Mining plans or feasibility studies, including production schedules, cost estimates, and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

• Third party reviews of your reserves that were developed within the last three years.

• Any other information needed to establish legal, technical, and economic feasibility. To minimize the transfer of paper, please provide the requested information on a CD, formatted as an Adobe PDF file. If you wish to have the supplemental material returned, please make a written request with the letter of transmittal and include a pre-paid, preaddressed shipping label to facilitate the return of the supplemental information. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Company Response:   We have provided to you the March 2010 report by EIS Environmental & Engineering & Consulting, an independent third party, in PDF format.   Should your Mining Engineer Mr. Schuler have any questions, he may contact our company’s Mining Engineer Mark Reynolds at (435) 636-0819.

5.  SEC Comment:  Please disclose your proven and probable reserves separately, as defined in Industry Guide 7 for each of your mines and in a tabular format. Please also modify your disclosure to address the following points.

• Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

• Disclose if the coal is stearn or metallurgical, leased or owned, and the average heat content (BIU) per pound and percentage sulfur content. Please do not report BTU content as "dry," but include natural moisture in your calculation.

• If coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in your total recoverable reserves.

• Disclose your percentage of compliance and non-compliance coal.

Company Response:   We have provided to you the March 2010 report by EIS Environmental & Engineering & Consulting, an independent third party, in PDF format.   In addition, please see below additional information requested:

• Acreage breakdown is approximately 2,640 acres of federal and 400 acres of private owned by Hidden Splendor Resources as outlined in Section III B of the EIS report.

• Maps showing property, mine permit and reserve boundaries and geology, and all other information requested are included in the EIS report as Figure 2 (Surface Ownership), Figure 3 (Coal Ownership), and Figure 4 (Horizon Mine).

• A Drill-hole map showing drill intercepts is included in the EIS report as Figure 4 (Horizon Mine).

• All drill holes were done by previous companies in the area, and there spacing was based on industry standards at the time.  Often times when the companies were doing the drilling, they were in competition with each other and were not sharing information.  Because of this fact the drill hole data currently held by Hidden Splendor Resources is typically spaced more closely then the required industry standard.  Additionally there has been extensive mining in the A-Seam above our workings and we have all geologic information obtained while mining this seam.  This is discussed in Section III of the EIS report.

• A general cross-section that indicates the relationship between coal seams, geology, and topography has been included with the submittal.  This cross-section is Figure 2 in the 1995 Geo-Hunt report which is discussed in the EIS report that has been included with the submittal.

• The reserve estimate was done in accordance with SEC Guide 7 as outlined in Section III E of the EIS report.  The specific criteria and procedure used are also outlined in this section.

• There are approximately 40 years of mining left using the current permitted area and current production rate.  This is based on a recoverable reserve of 12 million tons, and a production of 300,000 tons/year.  It should be noted that Hidden Splendor is currently working on plans to deploy two additional continuous miners and supporting equipment to increase production to over 1 million tons per year in the short-term.   In addition, the Company plans to raise additional capital to acquire and deploy a longwall mining unit to escalate production to a total of more than 5 million tons per year.   The company plans to acquire a substantial amount of adjacent un-leased federal acreage. which Hidden Splendor is currently the only operation that has feasible access to.

• Mining plans or feasibility studies, including production schedules, cost estimates,

and cash flow projections needed to establish the existence of reserves as defined in

Industry Guide 7 or included in Sections III E and III G of the EIS report.

• The only third party review done in the last 3 years is the 2010 EIS report which has been included

• All information needed to establish legal, technical and economic feasibility is included in the EIS report.

6.   SEC Comment:  Please disclose your proven and probable reserves separately, as defined in Industry Guide 7 for each of your mines and in a tabular format. Please also modify your disclosure to address the following points.

• Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

• Disclose if the coal is stearn or metallurgical, leased or owned, and the average heat content (BIU) per pound and percentage sulfur content. Please do not report BTU content as "dry," but include natural moisture in your calculation.

• If coal is reported as tons in the ground, please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in your total recoverable reserves.

• Disclose your percentage of compliance and non-compliance coal.

Company Response:   Proven and probable tons are included in table 1 of the 2010 EIS report

• All tons are assigned to the Horizon mine.

• The Horizon mine coal is steam coal with a BTU/pound of 11,946 and a sulfur content of 0.55% as outlined in Section III F of the EIS report.

• The coal is reported as recoverable tons as outlined in the 2010 EIS report.  Hidden Splendor Resources does not use a wash plant, and currently has no future plans for using one.

• All of our coal is compliance coal.

7. SEC Comment:  The definition of reserves requires that you have established legal, economic, and technical feasibility at the time of reserve determination. Some of the common problems with reserve calculations involve including non-recoverable coal under railroads, roads or highways, buildings, power lines, other structures protected by restrictions on mining, and in the roof of mines and barrier pillars. Please ensure that your reporting takes all legal, economic, and technical factors into account. For further details about our general concern, please read the general letter to coal operators found on our website at http://W\·lw.sec.gov/divisions/corpfiniQ:uidance/coalmineletter.htm.

Company Response:   The legal, economic, and technical feasibility of the recoverable tons has been considered as outlined in the EIS report.  Based on our current approved plans with OSM, BLM, and Utah DOGM we can legally mine, with full extraction, all areas included in the EIS reserve numbers, additionally as stated in Section III E of the EIS report they excluded all un-minable areas, and barrier pillars in their reserve calculations.

8. SEC Comment:   Please insert a small-scale map showing the location and access to your property to comply with Instruction 3.B to Item 102 of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that our EDGAR program now accepts digital maps so please include these maps in any future amendments and filings on EDGAR. It is relatively easy to include links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, consult the EDGAR manual and if you need addition assistance please call Filer Support at 202-942-8900.Please submit the map with your reply.

Company Response:   We have provided a map in PDF format for your review.  The road to the mine is Carbon County Road 290, which runs approximately 14 miles to the East form its intersection with Highway US 6.

Legal proceedings. page 24

9. SEC Comment:  We note your disclosure about Mine Safety and Health Administration (MSHA) citations and the steps you are taking to address these citations. Please expand your disclosure to include a discussion of your safety performance, safety programs, and statistical measures utilized to monitor performance, such as your occupational injury and frequency rates and comparisons to comparable national statistics; the discussion of your performance should be correlated with and demonstrated by these rates. It would be helpful to include baseline safety statistics and injury frequency rates, such as your total man hours, total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

Company Response:   There have been several improvements on the citations that we have received at the mine.  When the company is issued a citation, the safety department first assesses the citation.  For every citation issued, a citation report from is completed.  It will identify the root cause, the person responsible and effective ways to correct the problem so we will not be issued the citation in the future.  All notes and observation will be documented for future discussion on the citation.  There are safety meetings conducted with all the crews to explain why we received the citation and what must be changed to remedy the situation.  The company’s safety department is constantly conducting inspections and training to  ensure we comply with all federal and state laws as well as industry best practices and standards.  All inspections are recorded and maintained on file for future use.

The safety of the miners is our company’s first priority.  Our accident rate reflects this.  We are significantly better than the national average on accidents.  We have not had a lost time accident for almost two years.  Safety meetings are held for each crew at least twice a week.  The crew discusses safety concerns and plans to remedy the areas of concern.    Safety training is an ongoing, consistent activity performed for all personnel at all levels of our operations team.  We are aware of various areas that need to be enhanced in our mine, and we are devoting efforts to remedy these areas.

We are participating and implementing the following safety programs:

•

Accident reduction and prevention- This entails proper training and enhancing work day-to-day procedures.  It will also include additional planning on task management, as well as protocols on miners reporting areas of concern.   A task would be planned out before it is begun.  Co – workers would observe people doing unsafe things and bring it to their attention.  If a person is identified as having several accidents they will be trained on proper work procedures.

•

Citation reduction and prevention – This is composed of training all mine personnel to actively recognize possible violations and correct them to their abilities.  In situations where the miner cannot correct a possible citation, they timely report it to a Supervisor.  Personnel will be trained to perform duties consistent with industry best practices to minimize citations.  This also includes accountability on MSHA standards at all levels of the organization.

•

“Near miss” program - A near miss program will be implemented.  All near misses, meaning incidents or conditions that could have resulted in an accident, will be reported.  At this time, the Safety Department uses these situations as opportunities for training in safety meetings, as well as annual safety refreshers.

We have provided to the SEC statistical data in PDF format illustrating that, over the last 2 years, the industry safety statistics of our Horizon Mine operation exceeds those of the national average.

Management's Discussion and Analysis. page 27

10. SEC Comment:   We note your disclosure under this heading and on page F-21 indicating that you have three or four customers who each account for more than 10% of your revenues. Please comply with Item 101(c)(1)(vii) of Regulation S-K, which requires that you disclose the name of these customers and their relationship to you.

Company Response:   Our customers have requested that we refrain from publishing their names, primarily due to the fact that the sales price per ton they are paying is very sensitive information in the coal industry.   In addition, for competitive reasons, we consider this data proprietary and confidential information to our company.   We request that we refrain from disclosing customer names in our filings.

Liquidity and Capital Resources, page 30

11. SEC Comment:  Given your financial condition and significant working capital needs for 2010, further disclosure appears necessary to comply with Item 303 of Regulation S-K and guidance regarding liquidity and capital resources in FRC § 501.13.b.

Please contact me with any additional comments or questions you may have.  You may fax any correspondence to (972) 767-3370.  You may also call me at (469) 233-6258.

Regards,

/s/ Brian E. Rodriguez

Brian E. Rodriguez

Chief Financial Officer

Note:   The following pages are excerpts from the Company’s 10-K with proposed changes, denoted by  and  tags.

Consolidation with Mid-State Services, Inc . Hidden Splendor’s Chapter 11 bankruptcy proceeding was consolidated with the Chapter 11 proceeding of Mid-State Services, Inc. Pursuant to the Plan, Mid-State Services, Inc.’s assets and liabilities were assumed by Hidden Splendor.

Due to the bankruptcy of Hidden Splendor, our control over Hidden Splendor was considered compromised for financial reporting purposes. As a result, in previously filed financial statements, America West deconsolidated its investment in Hidden Splendor as of October 15, 2007, with the operations of Hidden Splendor being accounted for under the equity method of accounting and disclosed as activity related to “Investee” in those previously filed financial statements. As the Hidden Splendor subsidiary emerged from bankruptcy on December 19, 2008, the consolidated financial statements in this Report include the assets, liabilities and operations of Hidden Splendor for all periods presented through December 31, 2008.

Competition

The coal mining business is highly competitive. We face substantial competition in connection with the marketing and sale of our coal. Most of our competitors are well established, have greater financial, marketing, personnel and other resources, and have been in business for longer periods of time. Indeed, in the State of Utah, Hidden Splendor is likely the smallest producer of coal in terms of production, reserves and available capital resources. There is no assurance that we can maintain or expand our market share. The greater financial resources of such competitors will permit them to implement extensive marketing and production programs. Hidden Splendor’s place in the market for coal currently is limited to providing a supplemental supply of coal to customers who buy the majority of the coal they need from the other coal mining operations in the area. Hidden Splendor competes in this market not so much as a direct competitor with the other larger, well established coal operations, but as a supplemental source for coal.

According to the Utah Geological Survey of the Utah Division of Natural Resources, there were nine active coal mines in the State of Utah during 2008, of which the Horizon Mine was one. The same source indicates that those active coal mines produced a total of approximately 24,275,000 short tons of coal in 2008. During  2008 <R/>, Hidden Splendor’s operations at the Horizon Mine yielded approximately 228,759 tons of coal, which is less than one percent of the total tons mined in Utah during that year.

6

A brief history of previous operations at the Horizon Mine.

According to the operator history for the Horizon Mine compiled by MSHA, the Horizon mine had four operators prior to Hidden Splendor. From April 1, 1992 to April 19, 1995, the mine was operated by an entity known as Blue Blaze Coal Company. From April 20, 1995 to August 28, 1997, it was operated by Horizon Coal Corp. From August 29, 1997 to July 14, 1999, it was operated by Horizon Mining, LLC. And from July 15, 1999 to March 23, 2003 it was operated by Lodestar Energy, Inc. Hidden Splendor purchased the operations of the Horizon Mine out of the bankruptcy of Lodestar in March of 2003 and has been operating the Horizon Mine since that time.

According to the mine overview data compiled by MSHA in connection with the Horizon Mine, the following number of tons have been mined from the Horizon Mine in the years shown:


Year	Tons Produced	Tons Purchased from 3rd Parties	Average Sales Price Per Ton
1995	-	-	-
1996	-	-	-
1997	8.860	-	*
1998	97,219	-	*
1999	41,332	-	*
2000	-	-	-
2001	23,197	-	*
2002	110,202	-	*
2003	80,777	-	*
2004	286,493	-	*
2005	284,481	-	*
2006	256,025	-	$21.37
2007	233,105	-	$21.96
2008	228,759	-	$33.00
2009	193,666	50,905	$45.97

*Average sales price per ton is not disclosed, as the revenues for the period are unaudited.

Description of the Horizon Mine.

A glossary of mining terms is contained below to aid the reader in connection with the information in this Item 4 and elsewhere in this report.

18

Liquidity and Capital Resources

Our current liquidity position has allowed us to meet our ongoing Plan payment obligations and nominal working capital requirements to date. During 2009, we experienced unexpected equipment failures and difficult mining conditions, which had an adverse effect on production. We also had downtime and delays in production during the third quarter as we sealed a section of the Horizon Mine and began mining in another section of the mine. There were also short-term delays in production as we deployed new mining equipment in the Horizon Mine during the third quarter. In addition, beginning at the end of September, a few of our major customers either ceased or decreased their acceptance of our coal due to a buildup of coal inventories in the western United States. These unforeseen circumstances in demand resulted in decreased cash flows from operations during the fourth quarter of 2009 and the first quarter of 2010. We have recently executed additional coal sales contracts and have seen demand for our coal increase. However, due to the aforementioned challenges in production and coal sales, we may need to raise additional capital to meet our working capital needs during 2010. Due to delinquency of payments to certain creditors by our Company in late 2009 and through the date of this Report, certain debts to both related and third parties are in default. As a result, a total of approximately $7.2 million associated with Hidden Splendor’s Bankruptcy Plan of Reorganization is in default and due upon demand, of which approximately $4.6 million was previously scheduled to mature subsequent to 2010. The Company is working to remedy these defaults and, as of the date of this Report, no creditors have filed a default under the Plan with the bankruptcy court. In addition, due to the aforementioned defaults, approximately $7.8 million in other third party and related party debt, of which approximately $7 million was scheduled to mature in 2011, is now due on demand and is default. The Company has not received a notice of default of any of the aforementioned debt as of the date of this Report. In addition, the Company has approximately $237,000 in related party and third party debt that matures in 2010. In addition, we have accrued unpaid federal and state taxes and royalties of approximately $2,400,000 related to 2009 and 2010.

Our cashflow from operations during 2009 and through the date of this Report has not been sufficient to meet all our obligations.   Historically, we have funded the Company’s cash shortfalls with ad hoc loans from related parties and third parties.  However, these loans have not been enough to fund our expansion plans nor refinance our debt.  As a result, we will likely be required to raise at least $4 million in capital to meet the aforementioned obligations and fund expected working capital required in 2010. Should the Company receive a notice of default and demand for immediate payment on any of the aforementioned debts, we will likely be required to raise up to a total of approximately $20 million. Our inability to obtain immediate financing from third parties will negatively impact our ability to fund operations and execute our business plan. Any failure to obtain such financing could force us to abandon or curtail our operations. There is no assurance that we can raise additional capital from external sources, the failure of which could cause us to sell assets or curtail operations. We have no credit facilities in place, and as the Company has no debt or equity funding commitments, we will need to rely upon best efforts financings. Our auditors have issued a going concern opinion for our consolidated financial statements due to the substantial doubt about our ability to continue as a going concern.